Bradford & Bingley

2008 MAR 25 A 5:37

Office of International Corporate Finance
Stop 3-2
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

[redacted]

08001384

18 March 2008

Dear Sir

US Home Filing Exemption (12g3-2(b)) - Re 82-5154

Please find enclosed documents/announcements released by Bradford & Bingley plc to the equity securities market in the UK.

Enclosed is a copy of this letter which I should be grateful if you could return in the self addressed envelope to confirm receipt.

Yours faithfully

John Pickering

John Pickering
Assistant Manager
Company Secretary's Office

PROCESSED
MAR 2 6 2008
THOMSON
FINANCIAL

3/25

PO Box 88, Crossflatts, Bingley, West Yorkshire BD16 2UA
Telephone 01274 555555 Fax 01274 554422 www.bradfordandbingley.co.uk

19 February 2008

Bradford & Bingley plc

Bradford & Bingley Covered Bonds LLP

The latest Monthly Report for Bradford & Bingley Covered Bonds LLP is now available at www.bbg.co.uk/bbg/ir/dis/covbond/

During the previous month the following movements have occurred:

Portfolio Characteristics	**February 2008**	**January 2008**
Outstanding current balance of mortgages	£10,733,145,377	£10,822,548,285
Number of mortgages	113,722	114,087
Average loan balance	£94,381	£94,862
Average LTV	61.97%	62.38%
Weighted average HPI LTV	67.54%	65.46%
Arrears:		
1 month +	2.75%	2.97%
3 months +	1.33%	1.13%
Repossessions	0%	0%

Contacts:

Investor Relations:
Katherine Conway
Tel: +44 (0) 1274 554928
Email: katherine.conway@bbg.co.uk

Neil Vanham
Tel: +44 (0) 1274 806341
Email: neil.vanham@bbg.co.uk

Press Office:
Nickie Aiken
Tel: +44 (0) 20 7067 5632
Email: nickie.aiken@bbg.co.uk

END

Director/Person Discharging Managerial Responsibility shareholding

Below are details of share allocations made to Directors/Persons Discharging Managerial Responsibility on 19 February 2008.

1. Executive Incentive Scheme 2007

The following allocations of Ordinary 25p shares were made under the terms of the above Scheme, a one-off arrangement to pay an annual bonus in the form of restricted shares.

Director/PDMR	Number of shares allocated
Steven Crawshaw	375,524
Chris Willford	248,508
Roger Hattam	182,239
Mark Stevens	182,239

The shares will be released to the participants in February 2011 for no cost. The participants will receive any dividends payable on the shares prior to the release date.

The shares were allocated at a price of 181.08p.

2. Executive Incentive Plan 2007

The following allocations of Ordinary 25p shares were made under the terms of the above Plan.

Director/PDMR	Number of shares allocated
Steven Crawshaw	150,692
Chris Willford	87,257
Robert Dickie	36,565

Roger Hattam	73,130
Mark Stevens	73,130

Subject to the rules of the Plan, the shares will be released to the participants in February 2011 for no cost. The participants will receive any dividends payable on the shares prior to the release date. Subject to the achievement of performance conditions, linked to earnings per share growth, additional matching shares may be allocated to the participants on the date of the release in February 2011.

The shares were allocated at a price of 180.50p.

21 February 2008
END

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of listed company

Bradford & Bingley plc

2. Name of shareholder with a major interest

Invesco Limited

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above or in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Shareholder named above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

JP Morgan Chase - 2,896,882
Vidacos Nominees - 26,978,936
Other - 3,882

5. Number of shares / amount of stock acquired

6. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

7. Number of shares / amount of stock disposed

1,551,074

8. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

0.25%

9. Class of security

Ordinary 25p shares

10. Date of transaction

18 February 2008

11. Date listed company informed

21 February 2008

12. Total holding following this notification

29,879,700

13. Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

4.83%

14. Any additional information

15. Name of contact and telephone number for queries

John Gornall - 01274 806106

16. Name and signature of authorised officer of the listed company responsible for making this notification

Paul Hopkinson

Date of notification

25 February 2008

12 March 2008

Bradford & Bingley plc

Annual Report & Accounts 2007

Bradford & Bingley's Annual Report & Accounts 2007 has been published this morning on the Group's website at www.bbg.co.uk/bbg/ir/publications/rp2007/

Included in the report is some additional disclosure on the breakdown of the Group's debt securities by rating, geography and collateral, in Note 13, page 60, as follows:

Group Wholesale assets At 31 December	2007 £m	Aaa %	Aa %	A %	Baa1 To B3 %	Caa1 and below %	2006 £m
Cash and balances at central banks	**209.2**	100	-	-	-	-	202.6
Treasury bills	**185.0**	100	-	-	-	-	-
Loans and advances to banks:							
- Reverse repos	**253.4**	100	-	-	-	-	0.5
- Certificates of deposit	**1,344.6**	15	82	3	-	-	2,043.6
- Cash and other collateral	**794.1**	24	76	-	-	-	1,257.3
	2,392.1	27	71	2	-	-	3,301.4
Debt securities:							
Liquidity portfolio:							
- UK Government securities	**1,518.8**	100	-	-	-	-	425.3
- Bank and supranational bonds	**1,398.8**	77	21	2	-	-	1,362.0
- Bank certificates of deposit	**1,223.6**	16	74	10	-	-	1,092.7
- UK and European Aaa mortgage backed securities	**1,204.3**	100	-	-	-	-	1,030.4
- Other asset backed securities	**257.4**	41	37	16	6	-	379.5
	5,602.9	73	23	4	-	-	4,289.9
Investment portfolio:							
- Principal protected notes	**582.0**	41	51	8	-	-	337.9
- Collateralised debt obligations	**218.4**	76	15	7	2	-	242.2
- Collateralised loan obligations	**238.2**	58	32	5	5	-	215.9
- Structured investment vehicles	**63.5**	-	-	-	-	100	135.7
- Credit funds	**73.7**	-	8	60	32	-	78.3
	1,175.8	46	35	10	4	5	1,010.0
	6,778.7	69	25	4	1	1	5,299.9
Total	**9,565.0**	**59**	**36**	**3**	**1**	**1**	**8,803.9**

Group Investment portfolio At 31 December	Analysis of investment by geographic region 2007 £m	UK %	Europe %	US %	Other %	Total %	Analysis of investment by type of asset Mortgage backed securities %	Asset backed securities %	Corporate loans %	Other %	Total %
Principal protected notes	**582.0**	48	48	3	1	100	-	3	62	35	100
CDOs	**218.4**	-	28	71	1	100	49	-	51	-	100
CLOs	**238.2**	-	57	43	-	100	-	-	100	-	100
SIVs	**63.5**	21	19	52	8	100	-	100	-	-	100
Credit funds	**73.7**	9	91	-	-	100	-	-	74	26	100
	1,175.8					100					100

END

Contacts:

Investor Relations:

Katherine Conway
Tel: +44 (0) 1274 554928
Email: katherine.conway@bbg.co.uk

Neil Vanham
Tel: +44 (0) 1274 806341
Email: neil.vanham@bbg.co.uk

Press Office:

Nickie Aiken
Tel: +44 (0) 20 7067 5632
Email: nickie.aiken@bbg.co.uk

Bradford & Bingley plc

Director/Person Discharging Managerial Responsibility shareholding

Below are details of ordinary 25 pence shares transferred to Directors/Persons Discharging Managerial Responsibility on 13th March 2008 and of a connected sale that took place to meet tax and national insurance liabilities. These shares were originally awarded under the terms of the 2004 Executive Incentive Plan and were subject to matching on a sliding scale, depending on the rate of annual earnings per share growth over the retention period, compared to the rate of increase of RPI plus 3%. The number of matching shares awarded under the performance condition were 1.83 times the amount of deferred shares.

The Trustee of the Executive Incentive Plan sold the shares indicated * below to meet tax and national insurance liabilities of the relevant Director/PDMR .

Director/PDMR	Shares received	Shares sold	Sale price (pence)	Shares retained
Steven Crawshaw	154,948	Nil	203.3	154,948
Robert Dickie	87,803	Nil	203.3	87,803
Roger Hattam	58,535	Nil	203.3	58,535
Mark Stevens	58,535	24,048*	203.3	34,487

14 March 2008

END

17 March 2008

Bradford & Bingley plc

Aire Valley Finance (No.2) plc

The latest Quarterly Report for Aire Valley Finance (No.2) plc is now available at www.bbg.co.uk/bbg/ir/dis/securitisation/

During the previous quarter the following movements have occurred:

Portfolio Characteristics	**March 2008**	**December 2007**
Outstanding current balance of mortgages	£311,691,093	£333,569,319
Number of mortgages	3,556	3,771
Average loan balance	£87,652	£88,456
Average LTV	61.48%	61.97%
Arrears:		
1 month +	0.17%	0.16%
3 months +	0.06%	0.05%
12 months +	0.00%	0.00%

END

Contacts:

Investor Relations:
Katherine Conway
Tel: +44 (0) 1274 554928
Email: katherine.conway@bbg.co.uk

Neil Vanham
Tel: +44 (0) 1274 806341
Email: neil.vanham@bbg.co.uk

Press Office:
Nickie Aiken
Tel: +44 (0) 20 7067 5632
Email: nickie.aiken@bbg.co.uk

Bradford & Bingley plc

Director/Person Discharging Managerial Responsibility shareholding

This announcement is to correct a mistake in the details given about Directors/PDMR's shareholdings in the announcement made on 14th March 2008. In the earlier announcement the price of shares sold was shown as 203.3p, when in fact it should have read 200.3p.

END

Director/Person Discharging Managerial Responsibility shareholding

On 14th March 2008, under the terms of the Bradford & Bingley plc Sharesave Scheme, the following directors/PDMR's were granted options to buy ordinary 25p shares in the Company at an option price of 144.87p per share.

Director/PDMR	Number of shares subject to options	Exercise Date
Steven Crawshaw	11,596	1st May 2013
Christopher Willford	8,117	1st May 2013
Roger Hattam	6,626	1st May 2011
Mark Stevens	6,626	1st May 2011
Ian Anderson	6,626	1st May 2011

END

18 March 2008

Bradford & Bingley plc

Bradford & Bingley Covered Bonds LLP

The latest Monthly Report for Bradford & Bingley Covered Bonds LLP is now available at www.bbg.co.uk/bbg/ir/dis/covbond/

During the previous month the following movements have occurred:

Portfolio Characteristics	**March 2008**	**February 2008**
Outstanding current balance of mortgages	£10,646,910,613	£10,733,145,377
Number of mortgages	113,433	113,722
Average loan balance	£93,861	£94,381
Average LTV	61.55%	61.97%
Weighted average HPI LTV	67.66%	67.54%
Arrears:		
1 month +	2.78%	2.75%
3 months +	1.50%	1.33%
Repossessions	0%	0%

Contacts:

Investor Relations:
Katherine Conway
Tel: +44 (0) 1274 554928
Email: katherine.conway@bbg.co.uk

Neil Vanham
Tel: +44 (0) 1274 806341
Email: neil.vanham@bbg.co.uk

Press Office:
Nickie Aiken
Tel: +44 (0) 20 7067 5632
Email: nickie.aiken@bbg.co.uk

END

END